Mail Stop 3561
      August 4, 2005

Eric John Plexman
c/o Empire Stock Transfer Inc.
7251 West Lake Mead Boulevard, Suite 300
Las Vegas, NV 89128

      Re:	SOM Resources Inc.
      Registration Statement on Form SB-2
      Filed July 8, 2005
		File No. 333-126490

Dear Mr. Plexman:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Summary, page 4
1. Please disclose that your auditors have raised substantial doubt
as to your ability to continue as a going concern.   Also, please
disclose you are a development stage company, have no or limited active business operations, no revenues, and no significant assets.
2. Please add a separate paragraph which indicates the absence of a public market for the common shares and briefly explains how the absence of a public market impacts liquidity.




Risk Factors, page 2
3. In general, descriptions of risks that describe circumstances that could apply equally to other businesses that are similarly situated are generic risks. Please revise them to state specific material risks to your company or to the purchasers in this offering. For example, we note that the following risk factors appear to contain generic disclosures:

* Because of the speculative nature... page 6
* Because of the inherent dangers... page 6
* If a market for our common stock...page 7

Please note these are examples only. Review your entire risk factor section and revise as necessary.

Because our directors own 49%..., page 6
4. Please identify in this risk factor the directors that hold 49% of your outstanding common stock.
Plan of Distribution, page 11
5. Please revise your disclosure here to clarify that, to be quoted on the OTC Bulletin Board, a market maker must file an application on your behalf in order to make a market for your common stock. Clarify how long this takes and whether you have engaged a market maker to apply for quotation on the OTC Bulletin Board on your behalf. Explain what effect quotation on the OTC Bulletin Board will have on your liquidity. Also, please address this issue in your disclosure of the Market for Common Equity and Related Stockholder Matters section of your prospectus.

Description of Business, page 16
6. To the extent material, please expand your disclosure to include the competitive business conditions you face and the cost and effect of compliance with environmental laws.

Plan of Operations, page 20
7. We note on page 6 that in the risk factor entitled "Because of the speculative nature of exploration..." you disclose that the likelihood of your mineral claim containing silver, gold or economical mineralization is remote. We note that you have funding only for the first phase of your exploration and your administrative cost for your first year. Given the remote likelihood of success, please expand your Plan of Operation to include a discussion concerning what your plan of operation will be if based on the first phase of your exploration you determine that further exploration is not warranted.

Notes to Financial Statements, page F-6

Note 1 - Summary of Significant Accounting Policies and
Organization,
page F-6

8. Please disclose your fiscal year-end.

Note 4 - Going Concern, page F-8

9. We note your disclosure that you believe that the actions you are taking to obtain additional funding and the implementation of your strategic plans will provide you with the opportunity to continue as a going concern. Your statement implies that this offering by selling shareholders will provide you with funding. Please revise your disclosure to clarify this point and provide a more detailed description of other funding and actions that management is pursuing.

*****

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Scott Ruggerio, Staff Accountant, at (202)
551-
3331 or William Choi, Accounting Branch Chief, at (202) 551- 3716 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at
(202) 551-3342 or David Mittelman, Legal Branch Chief, at (202)
551-
3241 or me at (202) 551-3720 with any other questions.


      					Sincerely,



      					H. Christopher Owings
      Assistant Director



cc: 	Gregg E. Jaclin
	Anslow & Jaclin, LLP
      Via Fax (732) 577-1188
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Eric John Plexman
SOM Resources Inc.
August 4, 2005
Page 4